

Don Coffey · 3rd

Chief Science Officer at Cleveland Whiskey

Odessa, Florida, United States · 500+ connections · **Contact info**

 **Cleveland Whiskey**

 **Michigan State Univ**

Experience

 **Cleveland Whiskey**
1 yr 10 mos

 **Chief Science Officer**
Sep 2020 – Present · 3 mos

 **Member of the Board of Directors**
Feb 2019 – Present · 1 yr 10 mos
Cleveland, Ohio

 **Chief Technology Officer**
EDGE Ingredients
Jul 2018 – Present · 2 yrs 5 mos
Tampa, Florida Area

President
DGC Squared Consulting
Jul 2014 – Sep 2020 · 6 yrs 3 mos
Tampa Area



MGP Ingredients
6 yrs 7 mos



Executive Vice President
Jul 2008 – Jan 2014 · 5 yrs 7 mos

Responsible for leading Research, Development and Innovation for MGP Ingredients. We make the world's best rye whiskey, great bourbons, gins and neutral spirits as well as specialty starches and proteins for the global food industry.



VP Innovation
Jul 2007 – Jul 2008 · 1 yr 1 mo

Led corporate Research and Sales through turnaround during 2008-2010



GM, Food Ingredients
The Dow Chemical Company
1985 – 2007 · 22 yrs

Spent 22 productive years at Dow Chemical in a variety of research and commercial jobs. My career at Dow was spent in the Specialty Chemical group in the METHOCEL and ETHOCEL businesses. I lived and worked in Midland, MI and Piscataway, NJ while employed by Dow.

Education



Michigan State University
Ph.D., Food Science
1982 – 1985

I worked in Mark Uebersax's lab

University of Massachusetts Amherst
MS, Food Science
1977 – 1979

Worked in Ferg Clydesdale's lab



